SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 27 November 2007


                         The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                                  SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

 1   Name of the Issuer                 2   State whether the notification
                                            relates to:
     Bank of Ireland                        (i) a transaction notified in
                                            accordance with Market Abuse Rules;

                                            (ii) a disclosure made in accordance
                                            with section 53 (as extended by
                                            section 64 of the Companies Act
                                            1990) or entered into the issuer's
                                            register in accordance with section
                                            59 of the Companies Act 1990; or
                                            (iii) both (i) and (ii).
                                            Notification relates to (iii) above
                                            and to the UK Disclosure Rule 3.1.4
                                            R (1) (a)
 3   Name of person discharging         4   State whether notification relates
     managerial responsibilities/           to a person connected with a person
     director                               discharging managerial
                                            responsibilities/director named in 3
                                            and identify the connected person
     Christine Brennan                      As 3
 5   Indicate whether the notification  6   Description of shares (including
     is in respect of a holding of the      class) debentures or derivatives or
     person referred to in 3 or 4           financial instruments relating to
     above or in respect of a               shares
     non-beneficial interest
     PDMR as named in 3 above               Ordinary stock
 7   Name of registered shareholder(s)  8   State the nature of the
     and, if more than one, number of       transaction
     shares held by each of them
     As 3                                   Grant of Executive Options and Long
                                            Term Incentive Plan Conditional
                                            Awards
 9   Number of shares, debentures or   10   Percentage of issued class acquired
     financial instruments relating to      (treasury shares of that class
     shares acquired                        should not be taken into account
                                            when calculating percentage)
     N/A
11   Number of shares, debentures or   12   Percentage of issued class disposed
     financial instruments relating to      (treasury shares of that class
     shares disposed                        should not be taken into account
                                            when calculating percentage)
     N/A                                    N/A
13   Price per share or value of       14   Date and place of transaction
     transaction
15   Total holding following           16   Date issuer informed of
     notification and total percentage      transaction
     holding following notification
     (any treasury shares should not
     be taken into account when
     calculating percentage)
                                            26 November 2007

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised
     26 November 2007 for both the               ESOS - 26 November 2010 - 26
     Executive Stock Option Scheme (ESOS)        November 2017
     and the Long Term Incentive Plan
     (LTIP)
                                                 LTIP - Earliest vesting date is
                                                 26 November 2010
19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)
     Nil                                         51,282 units - LTIP
                                                 51,282 units - ESOS
21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following
                                                 notification
     EUR9.75 for ESOS. Not applicable to         51,282 units - LTIP
     LTIP
                                                 51,282 units - ESOS
23   Any additional information             24   Name of contact and telephone
                                                 number for queries
                                                 Audrey Casey, Group Secretary's
                                                 Office
                                                 + 353 1 604 3403


Name and signature of duly designated officer of issuer responsible for making notification
John B. Clifford, Group Secretary
Date of notification 27 November 2007




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 27 November 2007